Exhibit 99.2

Voting Instruction Form (“VIF”) - Emera Inc.

Annual Shareholders Meeting of May 12, 2017

Appointee

I/We, being holder(s) of Emera Inc. (the “Company”) common shares, hereby appoint: M. Jacqueline Sheppard, or failing her, Christopher G. Huskilson, or failing him, Stephen D. Aftanas, OR

[To attend the meeting or to appoint someone to attend on your behalf, print that name here]

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 2:00 p.m. Atlantic Time on Friday, May 12, 2017, in Ondaatje Hall, Marion McCain Arts and Social Sciences Building, Dalhousie University, 6135 University Avenue, Halifax, Nova Scotia, Canada (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1, 2, 3, and 4. Please use a dark black pencil or pen.

1.	Election of Directors	FOR	WITHHOLD		FOR	WITHHOLD
	01. Sylvia D. Chrominska	☐	☐	07. John T. McLennan	☐	☐
	02. Henry E. Demone	☐	☐	08. Donald A. Pether	☐	☐
	03. Allan L. Edgeworth	☐	☐	09. John B. Ramil	☐	☐
	04. James D. Eisenhauer	☐	☐	10. Andrea S. Rosen	☐	☐
	05. Christopher G. Huskilson	☐	☐	11. Richard P. Sergel	☐	☐
	06. B. Lynn Loewen	☐	☐	12. M. Jacqueline Sheppard	☐	☐

2.	Appointment of Auditors				FOR	WITHHOLD
	Appointment of Ernst & Young LLP as auditors				☐	☐

3.	Auditors Fee				FOR	AGAINST
	Authorize Directors to establish the auditors’ fee as required pursuant to the Nova Scotia Companies Act				☐	☐

4.	Advisory Vote on Executive Compensation				FOR	AGAINST
	Consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in the Management Information Circular				☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this VIF will be voted FOR a matter by Management’s appointees or, if you appoint another person, as such other person sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this VIF. Please see reverse for instructions. All VIFs must be received by 5:00 p.m. Atlantic Time, Thursday, May 11, 2017.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please select the applicable boxes below. You may also go to our website www.canstockta.com/financialstatements and input code 1705a.

❑	I would like to receive quarterly financial statements	❑	I would like to receive annual financial statements

A. Shareholder 320 Bay St., 3rd Floor Toronto, ON M5T 2A4 Line 6 Line 7	Control Number 1234567892012 9999999999 1111 999999

Voting Instruction Form (“VIF”) - Emera Inc.

Annual Shareholders Meeting of May 12, 2017

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of holders of Emera Inc.’s common shares that are held on your behalf by the intermediary identified above. Unless you attend the Meeting and vote in person, your securities can be voted only by management, as appointee of the registered holder, in accordance with your instructions.

2.	We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.	If you want to attend the Meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Management Information Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate, and the address for service of the body corporate.

5.	If this VIF is not dated it will be deemed to bear the date on which it is mailed by management to you.

6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting.

7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the Meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11.	This VIF should be read in conjunction with the Management Information Circular and other proxy materials provided by Management.

All holders should refer to the Management Information Circular for further information regarding completion and use of this VIF and other information pertaining to the Meeting.

Emera offers a number of ways to cast your vote.

INTERNET • Go to www.cstvotemyproxy.com • Follow the instructions on the screen • You will be required to enter the 13-digit control number located on the reverse

TELEPHONE

•    Use any touch-tone telephone, call toll free in Canada and United States

1-888-489-5760

•    Follow the voice instructions

•    When prompted, enter the 13-digit control number located on the reverse

SMARTPHONE To vote using your smartphone, please scan this QR Code
MAIL • Complete the reverse of this form • Return your signed VIF in the envelope provided or send to: CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1	FAX • Complete the reverse of this form • Fax your signed VIF to 1-416-368-2502, or toll free in Canada and United States to 1-866-781-3111	EMAIL • Complete the reverse of this form • Scan your signed VIF and email it to proxy@canstockta.com.

An undated VIF is deemed to be dated on the day it was received by CST Trust Company

All VIFs must be received by 5:00 p.m. Atlantic Time, Thursday, May 11, 2017.